Exhibit 99.9

NICE Announces New AI-Powered Robotic Process Automation, Accelerating
Organizations’ Digital-First CX Strategy

New capabilities allow organizations to boost ROI by reducing time to production and maximizing the value of automation across the business

Hoboken, N.J., December 21, 2021 – NICE (Nasdaq: NICE) today introduced new AI-powered capabilities that enable organizations to maximize the benefits of Robotic Process Automation (RPA) for their business. Included in version 7.6, NICE RPA’s new capabilities include document digitization, ROI-based recommendation of ideal processes to automate, and a complimentary resource center with ready-made low-code/no-code resources for sharing. In addition to reducing process analysis time and automating manual tasks, the innovative new capabilities also help organizations boost ROI and maximize the value of automation projects for the business.

NICE RPA’s new capabilities enable organizations to use the power of digitization within their business. These include:

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Click-to-Document – enables organizations to seamlessly convert processes into documents detailing end-to-end process flows, utilized applications and user actions at the click of a button. Saving hours of manual analysis and costs involved in creating documentation, this capability shortens automation design time without compromising on details and allows scaling projects quickly and comprehensively. Organizations can also use this capability to train and coach their employees, mitigating prep time needed for such activities.

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ROI-based automation process recommendation – allows organizations to prioritize and select processes suitable for automation, based on a calculation of the costs for time saved for each process. The ROI calculator takes into consideration relevant objective factors including the hours invested in the process and the number of employees who execute it. By highlighting and prioritizing the business processes, organizations can make more informed, responsible, and accurate decisions.

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Built-in Resource Center with ready-made low-code/no-code resources – accessible directly from Automation Studio, NICE RPA’s design environment, the new built-in Resource Center offers complimentary, ready-made, plug-and-play packages and templates with no coding required to help accelerate development and scale projects. Customizable and designed to meet a wide variety of project needs, the Resource Center with its open-for-all approach enables easy sharing and consumption of pre-built bots, callouts, NICE Employee Virtual Attendant (NEVA) skins, library functions and more between members of the NICE RPA community.

“The digital age is powering productivity, improving service experiences, and accelerating ROI, “ said Barry Cooper, President, NICE Workforce and Customer Experience Group. “By digitizing processes and prioritizing automations that drive maximum business value, our latest RPA capabilities are accelerating the path to a digital-first strategy.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.